EXHIBIT 99.1
Special Considerations and Risk Factors
Our operations are subject to many risks, including those described below, that could adversely affect our future financial condition and performance and, therefore, the market value of our securities.
If we fail to satisfy our contractual obligations or meet performance standards, our contracts may be terminated, and we may incur significant costs or liabilities, including actual or liquidated damages and penalties, which could adversely impact our operating results, financial condition, cash flows and our ability to compete for future contracts.
Our contracts may be terminated for our failure to satisfy our contractual obligations or to meet performance standards and often require us to indemnify customers for their damages. In addition, some of our contracts contain substantial liquidated damages provisions and financial penalties related to performance failures. Although we have liability insurance, the policy coverage and limits may not be adequate to provide protection against all potential liabilities. Further, for certain contracts, we may post significant performance bonds or issue letters of credit to secure our performance, indemnification and other obligations. If a claim is made against a performance bond or letter of credit, we would be required to reimburse the issuer for the amount of the claim. Consequently, as a result of the above matters, we may incur significant costs or liabilities, including penalties, which could adversely impact our operating results, cash flows, financial condition and our ability to compete for future contracts.
Our business could be adversely affected by future legislative or government budgetary and spending changes.
The market for our services depends largely on federal and state legislative programs and the budgetary capability to support programs, including the continuance of existing programs. Many of our contracts are not fully-funded at inception and rely upon future appropriations of funds. Accordingly, a failure to receive additional, anticipated funding may result in an early termination of a contract. In addition, many of our contracts include clauses which allow clients to unilaterally modify or terminate contracts with little or no recompense.
Changes in government initiatives or in the level of government spending due to budgetary or deficit considerations may have a significant impact on our future financial performance. For example, President Trump campaigned on a promise to repeal or replace the Affordable Care Act (ACA), which has been a contributor to our growth over the past several years. If the ACA is repealed or revised, it could result in a loss of those contracts that are directly tied to the ACA, which could have a material adverse effect on our business. Similarly, increased or changed spending on defense, security or anti-terrorism threats may impact the level of demand or funding for our services. Many state programs in the United States, such as Medicaid, are federally mandated and fully or partially funded by the U.S. Federal Government. Changes to those programs, such as program eligibility, benefits, or the level of federal funding, could reduce the level of demand for services provided by us, which could materially adversely impact our future financial performance.
If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit than expected or incur losses on those contracts.
We derived approximately 15% of our fiscal 2019 revenue from fixed-price contracts and approximately 41% of our fiscal 2019 revenue from performance-based contracts. For fixed-price contracts, we receive our fee based on services provided. Those services might include operating a Medicaid enrollment center pursuant to specified standards, designing and implementing computer systems or applications, or delivering a planning document under a consulting arrangement. For performance-based contracts, we receive our fee on a per-transaction basis. These contracts include, for example, child support enforcement contracts in which we often receive a fee based on the volume of transactions. To earn a profit on these contracts, we must accurately estimate the likely volume of work that will occur, costs and resource requirements involved and assess the probability of completing individual transactions within the contracted time period. If our estimates prove to be inaccurate, we may not achieve the level of profit we expected or we may incur a net loss on a contract.

Our systems and networks may be subject to cybersecurity breaches.
We are a trusted provider to government and other clients of critical health and human services that rely heavily upon technology systems, software and networks to receive, input, maintain and communicate participant and client data. Although we have experienced occasional attempted security breaches, to our knowledge none of those attempts have been successful. The risk of a security breach, system disruption, ransom-ware attack or similar cyber attack or intrusion, including by computer hackers, cyber terrorists or foreign governments, is persistent and substantial as the volume, intensity and sophistication of attempted attacks, intrusions and threats from around the world increase daily. If our systems or networks were compromised, we could be adversely affected by losing confidential or protected information of program participants and clients or by facing a demand for ransom to restore access to such information. The loss, theft or improper disclosure of that information could subject us to sanctions under the relevant laws, breach of contract claims, contract termination, class action or individual lawsuits from affected parties, negative press articles, reputational damage and a loss of confidence from our government clients, all of which could adversely affect our existing business, future opportunities and financial condition.
Similarly, if our internal networks were compromised, we could suffer the loss of proprietary, trade secret or confidential technical and financial data. That could make us less competitive in the marketplace and adversely affect our existing business, future opportunities and financial condition.
Many of our projects handle protected health information or other forms of confidential personal information, the loss or disclosure of which could adversely affect our business, results of operations and reputation.
As a provider of services under government health and human services programs, we often receive, maintain and transmit protected health information or other types of confidential personal information. That information may be regulated by the Health Insurance Portability and Accountability Act (HIPAA), the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), Internal Revenue Service regulations, the European Union General Data Protection Regulation (GDPR) or similar U.S. or foreign laws. The loss, theft or improper disclosure of that information could subject us to sanctions under the relevant laws, breach of contract claims, class action or individual lawsuits from affected parties, negative press articles and a loss of confidence from our government clients, all of which could adversely affect our existing business, future opportunities and financial condition.

We may lose executive officers and senior managers on whom we rely to generate business and execute projects successfully.
The ability of our executive officers and our senior managers to generate business and execute projects successfully is important to our success. The loss of an executive officer or senior manager could impair our ability to secure and manage engagements, which could harm our business, prospects, financial condition, results of operations and cash flows.
We may be unable to attract and retain sufficient qualified personnel to sustain our business.
Our delivery of services is labor-intensive. When we are awarded a government contract, we must quickly hire project leaders and operational staff. Some larger projects have required us to hire and train thousands of operational staff in a very short time period. That effort can be especially challenging in geographic areas with very low unemployment rates. The additional operational staff also creates a concurrent demand for increased administrative personnel. Our success requires that we attract, develop, motivate and retain:
•experienced and innovative executive officers globally;
•senior managers who have successfully managed or designed government services programs; and
•information technology professionals who have designed or implemented complex information technology projects within and outside the U.S.
Innovative, experienced and technically proficient individuals are in great demand and are likely to remain a limited resource. There can be no assurance that we will be able to continue to attract and retain desirable executive officers, senior managers and management personnel. Our inability to hire sufficient personnel on a timely basis or the loss of significant numbers of executive officers and senior managers could adversely affect our business.

Our growth initiatives could adversely affect our profitability.

A part of our growth strategy involves pursuing opportunities in new and adjacent market areas. We may encounter start-up challenges, unforeseen costs and other risks as we enter these markets. If we are unable to manage the risks of operating in these new markets, our reputation and profitability could be adversely affected.
We may incur significant costs before receiving related contract payments, which could result in an increased use of cash and risk of impairment charges.
When we are awarded a contract, we may incur significant expenses before we receive contract payments, if any. These expenses may include leasing office space, purchasing office equipment and hiring personnel. In other situations, contract terms provide for billing upon achievement of specified project milestones. As a result, in these situations, we are required to expend significant sums of money before receiving related contract payments. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures by the government to approve governmental budgets in a timely manner. In addition to these factors, poor execution on project startups could impact us by increasing our use of cash.
In certain circumstances, we may defer costs incurred at the inception of a contract. Such action assumes that we will be able to recover these costs over the life of the contract. To the extent that a project does not perform as anticipated, these deferred costs may not be considered recoverable resulting in an impairment charge.
Government entities have in the past terminated, and may in the future terminate, their contracts with us earlier than we expect, which may result in revenue shortfalls and unrecovered costs.
Many of our government contracts contain base periods of one or more years, as well as option periods covering more than half of the contract’s potential duration. Government agencies do not have to exercise these option periods, and they may elect not to exercise them for budgetary, performance or any other reason. Our contracts also typically contain provisions permitting a government customer to terminate the contract on short notice, with or without cause. Termination without cause provisions generally allow the government to terminate a contract at any time, and enable us to recover only our costs incurred or committed, and settlement expenses and profit, if any, on the work completed prior to termination. We may or may not be able to recover all the costs incurred during the startup phase of a terminated contract. The unexpected termination of significant contracts could result in significant revenue shortfalls. If revenue shortfalls occur and are not offset by corresponding reductions in expenses, our business could be adversely affected. We cannot anticipate if, when or to what extent a customer might terminate its contracts with us.
If we fail to establish and maintain important relationships with government entities and agencies, our ability to successfully bid under Request for Proposals (RFPs) may be adversely affected.
To facilitate our ability to prepare bids in response to RFPs, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP. We also engage marketing consultants, including lobbyists, to establish and maintain relationships with elected officials and appointed members of government agencies. The effectiveness of these consultants may be reduced or eliminated if a significant political change occurs. In that circumstance, we may be unable to successfully manage our relationships with government entities and agencies and with elected officials and appointees. Any failure to maintain positive relationships with government entities and agencies may adversely affect our ability to bid successfully in response to RFPs.
We are subject to review and audit by governments at their sole discretion and, if any improprieties are found, we may be required to refund revenue we have received, or forego anticipated revenue, which could have a material adverse impact on our revenue and our ability to bid in response to RFPs.
We are subject to audits, investigations and reviews relating to compliance with the laws and regulations that govern our role as a contractor to agencies and departments of the U.S. Federal Government, state, local, and foreign governments, and otherwise in connection with performing services in countries outside of the United States. Adverse findings could lead to criminal, civil or administrative proceedings, and we could be faced with penalties, fines, suspension or debarment. Adverse findings could also have a material adverse effect on us because of our reliance on government contracts. We are subject to periodic audits by state, local and foreign governments for taxes. We are also involved in various claims, arbitrations and lawsuits arising in the normal conduct of our business, including but not limited to bid protests, employment matters, contractual disputes and charges before administrative agencies. Although we can give no assurance, based upon our evaluation and taking into account the advice of legal counsel, we do not believe that the outcome of any existing matter would likely have a material adverse effect on our consolidated financial position, results of operations or cash flows.
We may be subject to fines, penalties and other sanctions if we fail to comply with laws governing our business.
Our business lines operate within a variety of complex regulatory schemes, including but not limited to the Federal Acquisition Regulation (FAR), Federal Cost Accounting Standards, the Truth in Negotiations Act, the Fair Debt Collection Practices Act (and similar national, state and foreign laws), the Foreign Corrupt Practices Act, the United Kingdom Bribery Act, as well as the regulations governing Medicaid and Medicare and accounting standards. If a government audit finds improper or illegal activities by us or we otherwise determine that these activities have occurred, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or disqualification from doing business with the government. Any adverse determination could adversely impact our ability to bid in response to RFPs in one or more jurisdictions. Further, as a government contractor subject to the types of regulatory schemes described above, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which private sector companies are not, the result of which could have a material adverse effect on our operating results, cash flows and financial condition.
Adverse judgments or settlements in legal disputes could harm our operating results, cash flows and financial condition.
From time to time, we are subject to a variety of lawsuits and other claims. These may include lawsuits and claims related to contracts, subcontracts, securities compliance, employment claims and compliance with Medicaid and Medicare regulations, as well as laws governing debt collections and child support enforcement. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages or injunctive relief against us. In addition, litigation and other legal claims are subject to inherent uncertainties and management’s view of these matters may change in the future. Those uncertainties include, but are not limited to, costs of litigation, unpredictable court or jury decisions, and the differing laws and attitudes regarding damage awards among the states and countries in which we operate.
If we do not successfully integrate the businesses that we acquire, our results of operations could be adversely affected.
Business combinations involve a number of factors that affect operations, including:
•diversion of management’s attention;
•loss of key personnel;
•entry into unfamiliar markets;
•assumption of unanticipated legal or financial liabilities;
•becoming significantly leveraged as a result of incurring debt to finance an acquisition;
•unanticipated operating, accounting or management difficulties in connection with the acquired entities;
•impairment of acquired intangible assets, including goodwill; and
•dilution to our earnings per share.
Businesses we acquire may not achieve the revenue and earnings we anticipate. Customer dissatisfaction or performance problems with an acquired firm could materially and adversely affect our reputation as a whole. As a result, we may be unable to profitably manage businesses that we have acquired or that we may acquire or we may fail to integrate them successfully without incurring substantial expenses, delays or other problems that could materially negatively impact our business and results of operations.

We may face liabilities arising from divested or discontinued businesses.
In fiscal year 2016, we divested our K-12 Education business. The transaction documents contain a variety of representations, warranties and indemnification obligations. We could face indemnification claims and liabilities from alleged breaches of representations or warranties.
During 2009, we exited the revenue maximization business. Although we no longer provide those services, former projects that we performed for state clients remain subject to federal audits. Our contracts for that business generally provide that we will refund the portion of our fee associated with any federal disallowance. Accordingly, we may be obligated to refund amounts paid for such revenue maximization services depending on the outcome of federal audits. In March 2009, for example, a state Medicaid agency asserted a claim against us in connection with a contract we had to provide Medicaid administrative claiming services to school districts in the state. We had entered into separate agreements with the school districts under which we helped the districts prepare and submit claims to the state Medicaid agency which, in turn, submitted claims for reimbursement to the U.S. Federal Government. The state asserted that its agreement with us requires us to reimburse the state for amounts owed to the U.S. Federal Government. No legal proceedings have been instituted against us in that matter. We could face similar claims arising from such projects for other state clients. There is no assurance that we will prevail in such matters or that a court would limit our liability to the amount of our fees associated with a disallowance.
A number of factors may cause our cash flows and results of operations to vary from quarter to quarter.
Factors which may cause our cash flows and results of operations to vary from quarter to quarter include:
•the terms and progress of contracts;
•caseloads and other factors where revenue is derived on transactional volume on contracts;
•the levels of revenue earned and profitability of fixed-price and performance-based contracts;
•expenses related to certain contracts which may be incurred in periods prior to revenue being recognized;
•the commencement, completion or termination of contracts during any particular quarter;
•the schedules of government agencies for awarding contracts;
•government budgetary delays or shortfalls;
•the timing of change orders being signed;
•the terms of awarded contracts; and
•potential acquisitions.
Changes in the volume of activity and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flows and results of operations because a large amount of our expenses are fixed.

We are subject to the risks of doing business internationally.
For the year ended September 30, 2019, 21% of our revenue was driven from jurisdictions outside the U.S. As a result, a significant portion of our business operations are subject to foreign financial, tax and business risks which could arise in the event of:
•foreign currency exchange fluctuations;
•unexpected increases in tax rates or changes in U.S. or foreign tax laws;
•non-compliance with international laws and regulations, such as data privacy, employment regulations and trade barriers;
•non-compliance with U.S. laws affecting the activities of U.S. companies in international locations including the Foreign Corrupt Practices Act;
•the absence in some jurisdictions of effective laws to protect our intellectual property rights;
•new regulatory requirements or changes in local laws that materially affect the demand for our services or directly affect our foreign operations;
•local economic and political conditions including severe or protracted recessions in foreign economies and inflation risk;
•the length of payment cycles and potential difficulties in collecting accounts receivable;
•difficulty managing and communicating with teams outside the U.S.;
•unusual or unexpected monetary exchange controls, price controls or restrictions on transfers of cash; or
•civil disturbance, terrorism or other catastrophic events that reduce business activity in other parts of the world.
These factors may lead to decreased revenues and profits, which could adversely affect our business, financial condition and results of operations.
We obtain most of our business through competitive bidding in response to government RFPs. We may not be awarded contracts through this process at the same level in the future as in the past, and contracts we are awarded may not be profitable.
Substantially all of our customers are government agencies. To market our services to government customers, we are often required to respond to government RFPs, which may result in contract awards on a competitive basis. To do so effectively, we must estimate accurately our cost structure for providing the required services, the time required to establish operations and likely terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within an RFP’s rigid timetable. Our ability to respond successfully to RFPs will greatly impact our business. There is no assurance that we will continue to obtain contracts in response to government RFPs and our proposals may not result in profitable contracts. In addition, competitors may protest contracts awarded to us through the RFP process which may cause the award to be delayed or overturned or may require the customer to reinitiate the RFP process.
Even where we are an incumbent, our ability to secure continued work or work at similar margins may be affected by competitive rebids or contract changes and cancellations. Although it is difficult to track all the reasons for changes in our contracts, we believe that this contract attrition has affected approximately 7% to 10% of our business annually, with the attrition largely being replaced by new or expanded work elsewhere. However, there can be no assurance that we will be able to replace the work lost to attrition with new work.

We rely on key contracts with state, local and federal governments for a significant portion of our revenue. A substantial reduction in those contracts would materially adversely affect our operating results.

In fiscal year 2019, approximately 40% of our total revenue was derived from contracts with state and local government agencies. Approximately 36% of our total revenue was derived from the U.S. Federal Government and the State of New York. Any significant disruption or deterioration in our relationship with state and local governments and a corresponding reduction in these contracts would significantly reduce our revenue and could substantially harm our business.
Government unions may oppose outsourcing of government programs to outside vendors such as us, which could limit our market opportunities and could impact us adversely. In addition, our unionized workers could disrupt our operations and our non-unionized workers could attempt to unionize which could disrupt our operations and impose higher costs on us.
Our success depends in part on our ability to win profitable contracts to administer and manage health and human services programs traditionally administered by government employees. Many government employees, however, belong to labor unions with considerable financial resources and lobbying networks. Unions have in the past applied, and are likely to continue to apply, political pressure on legislators and other officials seeking to outsource government programs. Union opposition to these programs may result in fewer opportunities for us to service government agencies and/or longer and more complex procurements.
We do operate outsourcing programs using unionized employees in Canada and the United Kingdom. We have historically experienced opposition from the union in Canada, which does not favor the outsourcing of government programs. Adverse press coverage and union opposition may have a negative effect on the willingness of government agencies to outsource such projects as well as certain contracts that are operated within a unionized environment. Our unionized workers could also declare a strike which could adversely affect our performance and financial results.
Non-unionized workers could initiate organizing efforts to unionize at one or more of our locations. Such organizing efforts could be disruptive to our business operations and result in adverse publicity.
We may be precluded from bidding and performing certain work due to other work we currently perform.
Various laws and regulations prohibit companies from performing work for government agencies that might be viewed as an actual or apparent conflict of interest. These laws may limit our ability to pursue and perform certain types of work. For example, some of our businesses assist government agencies in developing RFPs for various government programs. In those situations, the divisions involved in operating such programs would likely be precluded from bidding on those RFPs. Similarly, regulations governing the independence of Medicaid enrollment brokers and Medicare appeal providers could prevent us from providing services to other organizations such as health plans and providers.
Inaccurate, misleading or negative media coverage could adversely affect our reputation and our ability to bid for government contracts.
Because of the public nature of many of our business lines, the media frequently focuses their attention on our contracts with government agencies. If the media coverage is negative, it could influence government officials to slow the pace of outsourcing government services, which could reduce the number of RFPs. The media also focus their attention on the activities of political consultants engaged by us, and we may be tainted by adverse media coverage about their activities, even when those activities are unrelated to our business. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to bid for and win government contracts.
Our clients may limit or prohibit the outsourcing of certain programs or may refuse to grant consents and/or waivers necessary to permit private entities, such as us, to perform certain elements of government programs.
Governments could limit or prohibit private contractors like us from operating or performing elements of certain programs. Within the U.S., state or local governments could be required to operate such programs with government employees as a condition of receiving federal funding. Moreover, under current law, in order to privatize certain functions of government programs, the U.S. Federal Government must grant a consent and/or waiver to the petitioning state or local agency. If the U.S. Federal Government does not grant a necessary consent or waiver, the state or local agency will be unable to outsource that function to a private entity, such as us. This situation could eliminate or reduce the value of an existing contract.

We may rely on subcontractors and partners to provide clients with a single-source solution.
From time to time, we engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution. While we believe that we perform appropriate due diligence on our subcontractors and teaming partners, we cannot guarantee that those parties will comply with the terms set forth in their agreements or remain financially sound. We may have disputes with our subcontractors, teaming partners or other third parties arising from the quality and timeliness of their work, customer concerns about them or other matters. Subcontractor or teaming partner performance deficiencies could result in a customer terminating our contract for default. We may be exposed to liability, and we and our clients may be adversely affected if a subcontractor or teaming partner fails to meet its contractual obligations.
We face competition from a variety of organizations, many of which have substantially greater financial resources than we do; we may be unable to compete successfully with these organizations.
We face competitors from a number of different organizations depending upon the market and geographic location in which we are competing. A summary of our most significant competitors is included in Item 1 of this Annual Report on Form 10-K.
Many of these companies are international in scope, are larger than us, and have greater financial resources, name recognition and larger technical staffs. Substantial resources could enable certain competitors to initiate severe price cuts or take other measures in an effort to gain market share. In addition, we may be unable to compete for the limited number of large contracts because we may not be able to meet an RFP’s requirement to obtain and post a large performance bond. Also, in some geographic areas, we face competition from smaller firms with established reputations and political relationships. There can be no assurance that we will be able to compete successfully against our existing or any new competitors.
Our Articles of Incorporation and bylaws include provisions that may have anti-takeover effects.
Our Articles of Incorporation and bylaws include provisions that may delay, deter or prevent a takeover attempt that shareholders might consider desirable. For example, our Articles of Incorporation provide that our directors are to be divided into three classes and elected to serve staggered three-year terms. This structure could impede or discourage an attempt to obtain control of us by preventing stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to take control of MAXIMUS without the consent of our Board of Directors. Our Articles of Incorporation further provide that our shareholders may not take any action in writing without a meeting. This prohibition could impede or discourage an attempt to obtain control of us by requiring that any corporate actions initiated by shareholders be adopted only at properly called shareholder meetings.